July 24, 2024

He-Siang Yang
Chief Executive Officer
EOS INC.
2F., No. 157, Sec. 2, Nanjing E. Rd., Zhongshan District
Taipei City 104075, Taiwan

        Re: EOS INC.
            Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31,
2023
            File No. 000-55661
Dear He-Siang Yang:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023
General

1. We note your disclosure that a portion of your operations are in Hong Kong, your management has members based in China and Hong Kong, and you have a principal distributor in Hong Kong. We also note that your recently filed 10-Q shows that 96% of your revenue is attributable to Hong Kong for the three months ended March 31, 2024.
       Please review the Division of Corporation Finance's December 20, 2021, guidance
       "Sample Letter to China-Based Companies" available at https://www.sec.gov/corpfin/sample-letter-china-based-companies and provide us with an
       analysis of whether you have the majority of your operations in China, which includes
       Hong Kong. If so, please update your disclosure to fully discuss the legal and operational risks associated with being a China-based company, or explain why such comments are not applicable to the company.
 July 24, 2024
Page 2
2. We note your response to comment 1. Please revise the document throughout to clarify which individual is your Chief Financial Officer and provide the associated disclosure. It is unclear when Mr. Zongjiang He became your Chief Financial Officer, however, we note you have not provided his information in Part III of the Form 10-K, and he did not sign the amended Form 10-K as your Principal Financial Officer. Please revise or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 or Julie Sherman at 202-551-3640 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Abby Adams at 202-551-6902 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Brett Verona, Esq.